EXHIBIT 99.1

PyroGenesis Schedules 2021 Fiscal Year Financial Results and Business Update Conference Call

MONTREAL, March 29, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), today announced that it plans to host a conference call at 10:00 AM Eastern Time on Friday, April 1, 2022 to discuss the Company’s financial results for the 2021 fiscal year ended December 31, 2021, as well as the Company’s corporate progress and other developments.

The conference call will be available via telephone by dialing toll free 877-800-3460 for U.S. callers or for international callers +1 615-622-8042 and by entering access code: 2253876. A webcast of the call may be accessed at https://edge.media-server.com/mmc/p/cfszijdr or on the Company’s Investor Relations section of the website here.

Separately, the company continues to expand its employee base with a number of new hires and is happy to announce it has recently increased its executive team by appointing Mr. Steve McCormick to the position of Vice President, Corporate Affairs.

Mr. McCormick has held senior roles in corporate strategy, innovation, and communications for more than 25 years. As a management consultant, he provided advisory services for organizations across financial service, heavy industry, and public sectors, including Enbridge, the Red Cross, the Government of Ontario, and Manulife. As Vice President of Strategy for Meridian, Canada’s second largest credit union with CDN$28bn in assets under management, Mr. McCormick led strategic expansion, partnership, and business-line diversification initiatives during that company’s period of rapid growth. Previously, as President of a large strategy and communications firm, Mr. McCormick managed the company's decade-long growth from a 4-person start-up to a staff of 50+, serving multi-national clients including John Hancock, Celestica, Husky, GMAC, Dell, and the Government of Qatar. Having started his career as a business writer, Steve has developed official policy, strategy, and position papers for government, legal, and regulatory bodies; has acted as a strategic advisor for CEOs, government agencies, and political candidates; and has represented organizations in regulatory, governmental, and public-facing environments as senior executive in charge and board member. Mr. McCormick will be reporting directly to Mr. P. Peter Pascali, CEO of PyroGenesis.

“On behalf of the Board, it gives me great pleasure to welcome Mr. McCormick as VP, Corporate Affairs,” said Mr. P. Peter Pascali, President and Chair of PyroGenesis. “To say that to find someone with an experienced mix of strategy, communications, banking, and heavy industry, is challenging would be an understatement. We found Mr. McCormick’s background to not only reflect this unique skill set, but he also had a unique familiarity with PyroGenesis as he was a very active, vocal, and contributor on a number of investor forums where he posted as an investor in the Company under his pseudonym; MidtownGuy. We were taken by the quality of analysis which we found to be limited only by the fact that he did not have a complete picture of events. Now, with full information, Mr. McCormick will be able to fully deploy his skills as he works directly with myself, and with our VP, Investor Relations, Rodayna Kafal, to help focus our strategic approach in all aspects of the Company.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/